[LOGO OF REEDSMITH]                                               Reed Smith LLP
                                                             1301 K Street, N.W.
W. THOMAS CONNER                                         Suite 1100 - East Tower
Direct Phone: +1 202 414 9208                        Washington, D.C. 20005-3373
Email:  tconner@reedsmith.com                                Tel +1 202 414 9200
                                                             Fax +1 202 414 9299
                                                                   reedsmith.com

September 3, 2014

VIA EDGAR

Sonny Oh
Division of Investment Management
Insured Investments Office
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

METLIFE ACCUMULATION ANNUITY: FORM N-4 REGISTRATION STATEMENT (333-197658) OF METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES (THE "REGISTRATION STATEMENT")

Dear Mr. Oh:

On behalf of MetLife Insurance Company of Connecticut and MetLife of CT Separate Account Eleven for Variable Annuities, please find attached a revised prospectus for the above-referenced Registration Statement that reflects recent updates to the contract form for the MetLife Accumulation Annuity contracts. Following the initial filing of the Registration Statement on July 25, 2014, the contract form for MetLife Accumulation Annuity was updated to add a termination provision (termination upon partial annuitization) to the return of death benefit rider, which is automatically included with the product. The revised prospectus may also reflect other minor updates made to the contract form. In addition, because the PGR (GMAB) feature is not 'RMD-friendly', disclosure has been added to the prospectus to the effect that withdrawals, including RMD withdrawals, cause proportionate reductions to the benefit base, and therefore the contract may not be appropriate for circumstances where RMDs will begin before the PGR End Date, when the rider pays out if a benefit is due.

The registrant will file at least one pre-effective amendment to the Registration Statement prior to requesting acceleration of the effective date of the Registration Statement. The registrant will include the changes set forth in the attached prospectus in the version of the prospectus that is contained in the first pre-effective amendment filed by the registrant.

Please contact the undersigned at 202.414.9208 or Peggy Heminger at 412.288.7204 with any questions.

Very truly yours,


NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS
.. LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . HOUSTON .. SINGAPORE . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON .. SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . GREECE KAZAKHSTA

Sonny Oh
(September 3, 2014)                                          [LOGO OF REEDSMITH]
Page 2

/s/ W. Thomas Conner
----------------------
W. Thomas Conner

WC:amo

Attachment